Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

SECOND SUPPLEMENTAL Q&A

On September 1, 2005, we provided a Supplemental Q&A that briefly addressed some commonly asked questions about (i) our proposed merger, initial public offering (IPO) and special dividend, (ii) our plan to reschedule our September limited market trade and (iii) the effect of these proposed transactions on our employee benefit and retirement plans. This Second Supplemental Q&A amends two of the questions and answers we provided in the Supplemental Q&A and addresses some additional commonly asked questions about (i) the opportunities for our employees to buy stock before the proposed IPO, (ii) the proposed special dividend, (iii) the effect of our proposed transactions on outstanding stock options, (iv) the tax consequences of the proposed transactions, (v) the SAIC stock funds, (vi) the effect of our proposed transaction on our stock programs and (vii) employee ownership and voting control after the proposed transactions. In this Second Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we refer to the common stock of Science Applications International Corporation as “class A common stock” and “class B common stock,” and to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.” Terms not otherwise defined herein have the meaning assigned to such terms in the Supplemental Q&A.

REVISED SUPPLEMENTAL Q&A

The following questions and answers have been revised and supersede the same numbered questions and answers in the Supplemental Q&A filed with the SEC on September 1, 2005.

Q87.	How will the special dividend be treated under the Employee Stock Retirement Plan (ESRP)?

A.	The special dividend will be paid on each share of new class A preferred stock held in the ESRP and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the ESRP’s Vanguard Prime Money Market Fund.

•	If we obtain favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to give each participant an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to invest the proceeds into an exchangeable company stock fund. Assuming we obtain favorable IRS guidance and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in an exchangeable company stock fund, your pro rata share of the special dividend will be invested in units of an exchangeable company stock fund at the next scheduled stock purchase date.

•	If we do not obtain favorable IRS guidance on our proposed tax treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the dividend into alternative investment options as offered under the ESRP.

Q94.	How will the SAIC 401(k) plan treat the special dividend?

A.	The special dividend will be paid on each share of new class A preferred stock held in the SAIC 401(k) plan and treated in exactly the same manner as the special dividend payment to the ESRP discussed above. The special dividend will be paid on each share held in the SAIC 401(k) plan’s Exchangeable Company Stock Fund and the Non-Exchangeable Company Stock Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the SAIC 401(k) plan’s Vanguard Prime Money Market Fund.

•	If we receive favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to give each participant in the SAIC 401(k) plan an election to instruct the plan trustee either to distribute the special dividend proceeds in cash or to reinvest the proceeds into the SAIC 401(k) plan’s Exchangeable Company Stock Fund. Assuming we obtain favorable IRS guidance and you request a cash distribution, you will receive it as soon as administratively possible. If, however, you elect to reinvest the special dividend in the Exchangeable Company Stock Fund, your pro rata share of the special dividend will be invested in units of the Exchangeable Company Stock Fund at the next scheduled stock purchase date.

•	If we do not receive favorable IRS guidance on our proposed tax treatment of the special dividend, you will not be offered this election, and your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the special dividend into alternative investment options as permitted under the SAIC 401(k) plan.

ADDITIONAL SUPPLEMENTAL Q&A

Buying stock before the proposed IPO

Q120.	How can SAIC employees buy stock before the proposed IPO?

A.	Our employees can buy shares of Old SAIC class A common stock before the proposed IPO, subject to our normal policies and procedures, by:

•	Participating in the October limited market trade

•	Enrolling in, or increasing their contributions to, our 2004 Employee Stock Purchase Plan (2004 ESPP)

•	Enrolling in, or increasing, their stock purchase designations in the SAIC or AMSEC 401(k) plans

•	Rolling in other retirement accounts that they may own into the SAIC or AMSEC 401(k) plans, designating up to 50% to be invested in the SAIC Stock Purchase Fund

In addition, employees may exercise their vested stock options at any time before they expire.

Q121.	Will our employees, senior executives or directors be given an opportunity to buy more of our stock in the IPO?

A.	No. We will not be offering a “friends and family,” directed share or other program whereby employees, senior executives or directors are allowed to purchase stock in the IPO. (Please see Question 29 of the Supplemental Q&A.)

Q122.	What do I need to do to purchase stock in the October limited market trade?

A.	Our normal procedures will apply to SAIC stock purchases in the October limited market trade. You must be a current SAIC employee and you must have an account form on file with Bull, Inc. You must submit your limit order during the limit order window which opens on September 23, 2005 and closes at 5:00 p.m. Pacific Standard Time on October 6, 2005. Additional details on purchasing stock during the October limited market trade can be found at the Employee Owner’s Network “Learn About Stock Ownership” page on ISSAIC, or by contacting Bull, Inc. at (800) 785-7764.

Q123.	Why didn’t the company extend the deadline for requests to purchase more than $20,000 of stock in the October limited market trade?

A.	Our senior management and board of directors decided that it was in the best interests of our stockholders to delay the limited market trade originally scheduled for September 23, 2005 by three weeks to allow our stockholders to consider how the merger and the IPO will impact their investment in SAIC. (Please see Question 58 of the Supplemental Q&A.)

At that time, our board of directors also determined that extending the deadline to approve purchases of more than $20,000 of stock by a corresponding three week period (i.e., to September 2, 2005) might result in hasty investment decisions by employees and encourage short term speculation in our stock. Consequently, our board of directors decided not to extend the deadline for requests to purchase more than $20,000 of stock.

Q124.	Will any employees, senior executives or directors who knew of the proposed IPO be permitted to purchase more than $20,000 of stock in the limited market trade rescheduled for October?

A.	No. None of these employees, senior executives or directors either requested or received permission to purchase more than $20,000 of stock in the limited market trade rescheduled for October.

Q125.	What is the First Time Buyers Program? Will this program still be available for the October limited market trade?

A.	We created the First Time Buyer Program (FTBP) to introduce employees to purchasing stock in the limited market trades. Through this program, employees who have never before purchased stock in a limited market trade may purchase at least $500 and up to approximately $2,000 of class A common stock (rounded down to the next whole share) and receive a match of two stock options, which vest over four years, for every share purchased within that range. Additional information about the FTBP can be found at the Employee Owner’s Network “First Time Buyer Program” page on ISSAIC. The FTBP will be offered to eligible employees during the October limited market trade, but it will be discontinued thereafter.

Q126.	What is the 2004 ESPP? Will this program continue to be available until the proposed IPO?

A.	The 2004 ESPP allows eligible employees to purchase stock at a 15% discount through voluntary payroll deductions. If you are eligible to participate in the 2004 ESPP, you may designate from 1% to 10% of your eligible compensation (salary after your 401(k) plan deferral) to be withheld from each paycheck. These funds are used to purchase stock in the limited market trades automatically on your behalf at 85% of the stock price at the time of purchase. Shares will be purchased for 2004 ESPP participants in the October limited market trade and again in December, when we anticipate that we will facilitate a final pre-IPO private transaction in which shares of class A common stock will be purchased from the company for 2004 ESPP participants in accordance with the terms of the 2004 ESPP. (Please see Question 83 of the Supplemental Q&A.)

The Special Dividend

Q127.	What is the purpose of the special dividend?

A.	After extensive analysis and consultation with our financial advisors, we determined that we would be overcapitalized if we retained all proceeds from the proposed IPO. (Please see Questions 32 through 34 of the Supplemental Q&A.) By returning excess capital to our stockholders, we believe the merger, the IPO and the special dividend will enable us to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans.

Q128.	What impact will the special dividend have on the offering price of the new common stock we intend to sell in the proposed IPO?

A.	We do not know. As we stated in Question 75 of the Supplemental Q&A, when a company makes a special one-time dividend to its stockholders, in theory (disregarding other events), its stock price should decline by the amount of the special dividend. However, we do not know the offering price of our new common stock in the IPO, or how the special dividend will impact the offering price. As stated in Question 23, the offering price of the new common stock will be negotiated with the representatives of the underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among the factors considered in determining the IPO price will be our anticipated balance of cash to debt after the IPO, our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Our board of directors or a specially designated committee of our board of directions will decide whether it is in our best interest to proceed with the IPO at that price, based on the then current facts and circumstances.

Q129.	What will be the record date for determining shares upon which the special dividend will be paid?

A.	The record date for determining shares upon which the special dividend will be paid will be set by our board of directors. (Please see Question 35 of the Supplemental Q&A.) The expected record date will be on a date prior to the completion of the IPO. Based on the current anticipated timing of the IPO, we expect the special dividend record date to be in December 2005 or January 2006. All shares outstanding as of the record date, regardless of how or when they were acquired, will be entitled to receive the special dividend.

Q130.	Why can’t I elect to receive stock rather than cash as part of the special dividend? Could I receive a stock dividend on a tax-deferred basis?

A.	Allowing stockholders to select the manner in which the special dividend is paid would defeat our capital planning objectives. (Please see Question 127.) In addition, in conjunction with our advisors, we determined that if we permitted stockholders to elect to receive the special dividend in either cash or stock, the special dividend would have been taxable to all recipients, regardless of whether they elected to receive cash or shares of new class A preferred stock.

Q131.	Did we consider paying off some or all of our long-term debt rather than paying the special dividend?

A.	Yes. The special dividend was designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO. Repaying long-term debt obtained under terms which we consider to be favorable to us would defeat our capital planning objectives. In addition, we would incur substantial pre-payment costs to repay our existing long-term debt.

Q132.	Which securities are entitled to receive dividends and which securities are not?

A.	All outstanding shares on the record date will be entitled to receive the special dividend, whether vested or unvested, directly held or indirectly held, in qualified retirement plans or non-qualified stock deferral programs. The special dividend will not be paid with respect to stock options, although the number of shares underlying our unexercised stock options and their exercise prices will be adjusted to reflect the merger and preserve their pre-special dividend value. (Please see Questions 64 and 76 of the Supplemental Q&A.)

Q133.	When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we can elect to receive cash proceeds from the special dividend paid with respect to new class A preferred stock held in the ESRP and the SAIC 401(k) plan?

A.	We cannot determine with certainty when we will obtain IRS guidance concerning the tax treatment of the special dividend payable to our ESRP and the SAIC 401(k) plan, but we expect it to be within six to twelve months after the IPO. The timing of the expected IRS guidance depends on the workload of the IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, our qualified retirement plans’ trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no participant elections will be solicited until we receive appropriate IRS guidance.

Q134.	How will the special dividend be paid on stock held in “rabbi trusts”?

A.	The special dividend will be paid with respect to each share of new class A preferred stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). We are analyzing structural alternatives that would permit the distribution of the cash proceeds from the special dividend to participants in those plans.

Stock Options

Q135.	Will I lose the benefit of the special dividend if I don’t exercise my stock options before the record date for the special dividend?

A.	No. You do not need to exercise your vested stock options before the merger and the IPO to receive the benefit of the special dividend. Our stock option plans provide that unexercised stock options may be adjusted to reflect the special dividend. If you do not exercise your stock options until after the record date for the special dividend, the exercise price of your stock options will be adjusted downward, and the number of shares exercisable under your stock options will be adjusted upwards, to reflect the merger and preserve the underlying value of your stock options pre-special dividend. The vesting schedule of your options will not change, and as a result, your adjusted stock options will be vested and unvested in the same proportion as the pre-adjusted stock options. (Please see Question 76 of the Supplemental Q&A for additional information on the adjustment of stock options to preserve their pre-special dividend value.)

Q136.	Will the merger or the IPO impact the vesting schedule or expiration date of my outstanding stock options? Will I lose them if I don’t exercise them before the merger or the IPO?

A.	No. Neither the merger nor the IPO will have any impact on the vesting schedule or expiration date of any outstanding stock options. There is no requirement that you exercise your vested stock options before the merger or the IPO. (Please see Question 63 of the Supplemental Q&A.)

Q137.	Is there an early deadline this year for transfers specifically required to facilitate stock-for-stock option exercises?

A.	No. Transfers specifically required to facilitate stock-for-stock option exercises will be processed as in the past, although employees wishing to exercise stock options before the IPO are encouraged to initiate such transfers as early as possible to avoid administrative complications that may delay their stock option exercise.

Q138.	Will the merger or the IPO affect when I may exercise my outstanding stock options?

A.	No. Neither the merger nor the IPO will have any impact on when you can exercise your outstanding stock options. As in the past, at any time during the five-year term of the stock option agreement under which your stock options were granted, you may exercise as many stock options as are vested at that time. We will continue to process stock option exercises outside of the limited market; therefore, you are not and will not be required to exercise stock options in conjunction with any limited market trade.

Q139.	Will the merger or the IPO affect the process I use to exercise stock options?

A.	In connection with the IPO, we may outsource administration of our stock option plans, which might result in some administrative changes to the stock option exercise process. We will provide advanced notice of any such changes to the stock option exercise process as soon as is practicable.

Q140.	After the merger and the IPO, can I use stock to pay the exercise price and tax withholding when I exercise stock options?

A.	Yes. Please see Question 70 of the Supplemental Q&A. Consistent with our customary practices and procedures, you may exchange vested SAIC shares that you own instead of cash to pay the exercise price. You may use shares acquired through a previous direct purchase, vested stock bonus shares, Employee Stock Purchase Plan (ESPP) shares distributed to you, or shares acquired through a previous stock option. However, shares acquired through the exercise of a stock option must have been owned for at least six months before they may be used to help pay for another stock option exercise. In addition, you may direct us to liquidate some of your newly acquired shares to satisfy the tax withholding requirement on the gain that you recognize from exercising your option.

Q141.	After the merger and the IPO, will the transfer restrictions on the new class A preferred stock impact my ability to use stock to exercise my stock options and to pay withholding taxes on any gains?

A.	No. After the merger and the IPO, we will continue to conduct private purchases to allow you to use your new class A preferred stock to pay the stock option exercise price and related tax withholding. Because these will be permitted transfers allowed under our restated certificate of incorporation, they will not be covered by the general transfer restrictions placed on shares of new class A preferred stock. A draft of the restated certificate of incorporation is attached as Annex B to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q142.	Will the merger or the IPO impact the six-month holding period for stock acquired upon exercise of stock options and used to pay the exercise price for other stock options?

A.	No. Shares acquired through the exercise of a stock option must be owned for at least six months before those shares may be used to pay for another stock option exercise. Neither the merger nor the IPO will impact this requirement; however, the holding period for shares of new class A preferred stock you receive in the merger will include the time you owned the class A common stock or class B common stock of Old SAIC you surrendered in exchange for the new class A preferred stock issued in the merger. If adopted by our stockholders at the special meeting of stockholders, the 2006 Equity Incentive Plan will not impose a six-month holding period for stock acquired upon exercise of options issued under that plan.

Q143.	What class of stock will I receive if I exercise my stock options after the merger?

A.	You will acquire shares of new class A preferred stock if you exercise stock options after the merger. The shares you acquire will be allocated among four series of new class A preferred stock (10% to series A-1 preferred stock, 30% to series A-2 preferred stock, 30% to series A-3 preferred stock and 30% to series A-4 preferred stock). (Please see Question 80 of the Supplemental Q&A.)

Tax Consequences of the Proposed Transactions

Q144.	What are the anticipated tax consequences of the merger and the IPO for foreign stockholders?

A.	Although a U.S. holder of class A common stock or class B common stock is not expected to recognize gain or loss upon the exchange of such class A common stock or class B common stock solely for new class A preferred stock pursuant to the merger, these transactions may be taxable for foreign stockholders. Please consult your advisors regarding your specific situation. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q145.	How will the merger and the IPO impact the tax basis of my stock?

A.	If you are a U.S. stockholder, your tax basis in the new class A preferred stock you receive in the merger will equal the split adjusted tax basis of the class A common stock or class B common stock you surrender in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q146.	How will the merger and the IPO impact the holding period for calculating long-term vs. short-term gains and losses?

A.

If you are a U.S. resident, for purposes of determining whether you have met the holding period requirement for long-term capital gains, the time period you own the new class A preferred stock you receive in the merger will include the time you held the class A common stock or class B common stock you surrendered in the merger. For additional information regarding taxation, please see “Material Federal Income Tax Consequences to Stockholders” on pages 53 through 56 in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q147.	How will the special dividend be taxed?

A.	For U.S. stockholders, the special dividend will constitute a taxable dividend for federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (EAP), as determined under federal income principles. Any dividends in excess of current or accumulated EAP may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your new class A preferred stock. We believe SAIC’s current or accumulated EAP, as of the effective date of the IPO, will exceed the projected dividend amount, and therefore the entire special dividend will be paid from current or accumulated EAP. We will issue information reports to New SAIC stockholders and the IRS after the end of the calendar year in which the special dividend is paid, advising as to how much of the special dividend is paid from our current or accumulated EAP and, therefore, constitutes taxable dividend income to you.

Q148.	At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable special dividend tax treatment?

A.	Holders of new class A preferred stock who are individual U.S. residents and satisfy a holding period requirement with respect to their new class A preferred stock generally will be subject to federal income taxation at a maximum rate of 15% on the special dividend. To satisfy the holding period requirement, you must hold your new class A preferred stock (including the period you held your class A common stock or class B common stock exchanged for such new class A preferred stock in the merger) for a period of at least 61 days of the 121-day period beginning 60 days before the record date of the special dividend.

Q149.	Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts?

A.	Yes. The special dividend payable on vested, directly-held stock will be taxable at the maximum rate of 15%. However, unless the participant has filed an election under Section 83(b) of the Internal Revenue Code, dividends payable on unvested stock (including stock held in the non-qualified stock deferral, or “rabbi trust” plans) will be taxable at higher ordinary income rates.

Q150.	Can I make a “section 83(b) election” now to minimize taxes on dividends paid on unvested stock?

A.	No. IRS rules require that the section 83(b) election must have been filed with the IRS within 30 days after the award date. This form must have been received by the SAIC Tax Department within 25 days of the award date in order to meet the IRS’s 30-day deadline. Therefore, if you had not previously made a section 83(b) election at the time the shares were awarded, you will not be able to do so now.

Q151.	Will the proposed IPO impact how gains upon exercise of stock options are taxed?

A.	No. The proposed IPO will not impact how gains on exercise of stock options are calculated or taxed. For tax purposes, the difference between the exercise price and the value at the time of exercise (otherwise known as the stock option “discount”) is reported as compensation income and will be included in your year-to-date gross wages in a subsequent paycheck. Regardless of how the stock option is exercised (cash or stock-for-stock), withholdings for FICA, federal, state and local taxes are due on the discount at the time of exercise. These withholding amounts will be added to your year-to-date withholdings at the same time the compensation adjustment is made to your total earnings. The gain and the withholding amounts will be included in the wages and withholding figures reported on your W-2 for the calendar year.

SAIC Stock Funds

Q152.	What are the SAIC stock funds?

A.	There are three separate SAIC stock funds available through the Employee Stock Retirement Plan (ESRP), the SAIC 401(k) plan and the AMSEC 401(k) plan:

•	the SAIC Stock Purchase Fund

•	the SAIC Exchangeable Stock Fund, and

•	the SAIC Non-Exchangeable Stock Fund

These three funds are designed to facilitate fund investments and transfers. The SAIC Stock Purchase Fund is simply a holding fund where any of your 401(k) contributions, company contributions and rollovers are deposited before investment in one of the other SAIC stock funds. This fund is invested entirely in Vanguard Prime Money Market Fund until these amounts, with interest thereon, are reinvested in other SAIC stock funds. Employee-directed contributions and rollovers are accumulated in the SAIC Stock Purchase Fund and are invested in the SAIC Exchangeable Stock Fund on a periodic basis. All ESRP contributions and one half of the company matching contributions in the 401(k) plans accumulated in the SAIC Stock Purchase Fund are invested in the SAIC Non-Exchangeable Stock Fund on a periodic basis.

Q153.	What is the difference between units in the SAIC stock funds and shares of SAIC stock?

A.	Each of the SAIC stock funds in the retirement plans is invested in a manner similar to a mutual fund, where the mutual fund invests almost all of its money in stock but retains a small amount in a money market fund for liquidity between plan purchase and sale transactions. The result is that a participant doesn’t own SAIC stock directly in his or her retirement plan accounts but, rather, holds units in an SAIC stock fund, which, in turn, invests in SAIC stock. The investment return on SAIC stock, in turn, generally is experienced by each of the SAIC stock funds, with a slight difference due to the amount of cash each fund holds in its money market fund.

Q154.	How do I determine the number of shares I hold through my accounts in the SAIC retirement plans?

A.	You can calculate an approximate number of shares by summing the total dollar values of your units in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund (but not the SAIC Stock Purchase Fund) in your retirement plan accounts and dividing by the current SAIC stock price.

Q155.	Can I vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund, or does the trustee vote the shares?

A.	The trustees of the retirement plans will vote the shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund. However, the trustees will vote these shares based on voting instructions from participants of the plans. As a result, you effectively control the vote of your shares held in the SAIC Exchangeable Stock Fund and the SAIC Non-Exchangeable Stock Fund.

Q156.	After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions?

A.	At least until the transfer restriction periods expire, we intend to conduct private purchase and sale transactions between the company and our retirement plans to facilitate diversification transactions and exchanges permitted by our qualified retirement plans. (Please see Questions 88, 95 and 100 of the Supplemental Q&A.) Because these will be permitted transfers allowed under our restated certificate of incorporation, they will not be covered by the general transfer restrictions placed on shares of new class A preferred stock. A draft of the restated certificate of incorporation is attached as Annex B to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q157.	Will SAIC reconsider allowing ESRP and 401(k) plan participants to exchange out of the Non-Exchangeable Company Stock Fund?

A.	As stated in Questions 89, 96 and 101 of the Supplemental Q&A, the SAIC Retirement Plans Committee is responsible for reviewing the exchangeability policies applicable to company stock in our qualified retirement plans. This committee is evaluating best practices of companies that maintain retirement plans with significant investments in employer securities and will recommend changes to our exchangeability policies, if any, after the merger and the IPO.

Q158.	What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006?

A.	If the merger and the IPO proceed as planned, we do not expect to conduct any more limited market trades after the October limited market trade; however, we intend to conduct private purchase and sale transactions between the company and our retirement plans. We have not yet scheduled exact dates for those private purchase and sale transactions, but we anticipate they will occur in April, June, September and December. We will notify you as soon as we determine the exact dates for these transactions.

Q159.	What are the rules regarding how much I can accumulate in the SAIC stock funds within the SAIC 401(k) plan?

A.	If you have less than $50,000 combined within all SAIC stock funds in the SAIC 401(k) plan, you may direct up to 100% of your employee deferral to the SAIC Exchangeable Stock Fund. If you have more than $50,000 in the SAIC stock funds within the SAIC 401(k) plan, you may direct up to 50% of your employee deferral to the SAIC Exchangeable Stock Fund. The company matching contribution is split, with 50% going into the SAIC Non-Exchangeable Stock Fund and 50% allocated in the same manner as your employee salary deferrals.

Q160.	What are the rules regarding how much I can accumulate in the SAIC stock funds within the AMSEC 401(k) plan?

A.	If you are an AMSEC employee with less than $50,000 combined in all SAIC stock funds within the AMSEC 401(k) plan, you may direct up to 100% of your employee deferral to the SAIC Exchangeable Stock Fund. If you have more than $50,000 in the SAIC stock funds within the AMSEC 401(k) plan, you may direct up to 50% of your employee deferral to the SAIC Exchangeable Stock Fund. The company matching contribution is split, with 50% going into the SAIC Non-Exchangeable Stock Fund and 50% allocated in the same manner as your employee salary deferrals.

Q161.	What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the SAIC 401(k) plan?

A.	You may roll over money from a former employer’s 401(k) plan or other qualified plan, 403(b) plan, or eligible 457(b) plan into the SAIC 401(k) plan at any time. You may designate that up to 50% of the rollover amount be invested in the SAIC Exchangeable Stock Fund.

Q162.	What are the rules regarding how much I can contribute to the SAIC stock funds when rolling funds over from another qualified retirement plan into the AMSEC 401(k) plan?

A.	If you are an AMSEC employee, you may roll over money from a former employer’s 401(k) plan or other qualified plan, 403(b) plan, or eligible 457(b) plan into the AMSEC 401(k) plan at any time. You may designate that up to 50% of the rollover amount be invested in the SAIC Exchangeable Stock Fund.

Q163.	When is the last day before the merger and the IPO to roll over money into the SAIC Exchangeable Stock Fund within the retirement plans?

A.	The last day to roll over investments into the SAIC Exchangeable Stock Fund will be in December, but the exact date for the December private transactions between the company and the retirement plans holding SAIC stock funds has not yet been determined.

Stock Programs and Awards

Q164.	Is there an early deadline this year for transfers to family members and trusts for estate planning purposes?

A.	Yes. If the merger and the IPO proceed as planned, November 30, 2005 will be the last day before the IPO to submit a request to transfer Old SAIC common stock to your immediate family members or to your estate planning trust for estate planning purposes. Requests submitted after November 30, 2005, will be returned to you unprocessed, with instruction for you to resubmit your request directly to our new transfer agent after the IPO.

Q165.	How often will participants be able to buy stock through the proposed 2006 ESPP?

A.	If approved by our stockholders at the special meeting of stockholders, we anticipate that the 2006 ESPP will accumulate funds from participant payroll deductions during four quarterly “offering periods,” and purchase new class A preferred stock on the last day of each such offering period. Each offering period will last for three months, beginning on or about April 1, July 1, October 1 and January 1 of each year, except for the first offering period, which is expected to begin on March 1, 2006 and end June 30, 2006. For additional information, please refer to pages 64 through 68 of New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q166.	Will SAIC provide an adjusted stock history report to help me track the tax basis in my shares?

A.	We may be unable to provide you with adjusted stock history reports after the IPO because we will no longer serve as our own stock transfer agent and will be unable to track all your stock purchase and sale activity. You must be responsible for maintaining your own records regarding the tax basis of your shares.

Q167.	What do I need to do to sell my shares through a broker after the merger and the IPO?

A.	You do not need to transfer your shares to a broker as a result of the merger or the IPO, although you will need to engage the services of a broker to sell your shares in the public market after the IPO. Our transfer agent will maintain an account for your shares of new class A preferred stock. You will be able to access your account online in order to confirm details about your shares of new class A preferred stock. When you want to sell your shares in the public market, you will place the order with your broker who will coordinate with our transfer agent. Your broker should maintain records for your account indicating shares that you have sold in the public market.

Q168.	Will SAIC establish arrangements with any particular brokerage firms?

A.	Selection of a broker is a personal decision, and we cannot recommend any brokerage firm or advise you with respect to the quality of any particular firm or its brokerage services.

Q169.	If we do not complete the merger and the IPO, will we establish additional limited market trades? If so, when?

A.	If the merger and IPO do not proceed as planned early next year, we will consider administering additional limited market trades. We will notify employees and stockholders if we decide to conduct any additional limited market trades.

Q170.	Will stock options be transferable after the merger and the IPO?

A.	No. We award stock options to provide performance incentives and to recognize individual contributions to the company. For this reason, stock options currently are not transferable and we expect that they will not be transferable after the merger and the IPO.

Q171.	If I withdraw from the 2004 ESPP, will I be able to re-enroll in the proposed 2006 ESPP?

A.	Yes. Limitations on re-enrollment after withdrawing from the 2004 ESPP do not carry over from one plan to the next. However, the 2006 ESPP sets forth customary re-enrollment limitations as described in the draft 2006 Employee Stock Purchase Plan attached as Annex D to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q172.	After the merger and the IPO, will stock awards granted to employees be for new common stock with one vote per share or new class A preferred stock with 10 votes per share?

A.	If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders and we complete the merger and the IPO, we expect to issue stock awards for new class A preferred stock under that plan.

Q173.	After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share?

A.	If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders and we complete the merger and the IPO, we expect to issue stock options to purchase new class A preferred stock under that plan.

Employee Ownership and Voting Control

Q174.	As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease?

A.	Yes. As our existing stockholders sell their shares following the merger and the IPO, we expect that the percentage of employee ownership of New SAIC will decrease. However, the two class stock structure of New SAIC will allow our existing stockholders to maintain substantial voting control over New SAIC following the merger and the IPO. In the merger, our existing stockholders will receive shares of new class A preferred stock, with 10 votes per share. In contrast, purchasers of stock in the IPO will receive shares of new common stock, with one vote per share. In addition, when our existing stockholders sell or otherwise transfer their new class A preferred stock following the merger and the IPO, the purchaser or transferee will receive new common stock, with one vote per share. We also will continue to issue additional shares of new class A preferred stock to our employees after the merger and the IPO under our stock option and employee benefit plans. As a result of the greater voting power of the new class A preferred stock over the new common stock, our existing stockholders will maintain substantial voting control over New SAIC, even as they sell their shares following the merger and the IPO. For example, if 50% of our outstanding shares are eventually held by new public investors and the other 50% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 9% of all voting rights, while our current stockholders will retain new class A preferred stock representing approximately 91% of all voting rights. Similarly, if 90% of our outstanding shares are eventually held by new public investors and the remaining 10% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 47.5% of all voting rights, while our existing stockholders will retain new class A preferred stock representing approximately 52.5% of all voting rights.

Q175.	Will the Certified Employee Owner (C.E.O.) program continue after the IPO?

A.

We expect to continue the Certified Employee Owner (C.E.O.) program for new employees during the first year of their employment, although we anticipate some changes to the content of the C.E.O. program as a result of the merger and the IPO. We believe that this program can continue to help build employee understanding, alignment and integration with our culture, values and business.

Other Questions

Q176.	Do the “quiet period” restrictions prevent me from discussing the proposed merger and IPO with my financial advisor?

A.	No. The quiet period places legal restrictions on the communications that we can make to prospective investors. During the quiet period, any discussion by us of the IPO and related matters is limited to information contained in documents that we have filed with the SEC. The SEC also regulates the communications we make to our stockholders regarding the merger and the other proposals to be considered at our special meeting of stockholders. You are free to discuss any information that is contained within our public filings with your advisors as you deem necessary. Nonetheless, you should not discuss with anyone information that we have not publicly disclosed regarding our proposed merger and IPO.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science

Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.